Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Aspen Technology, Inc.
We consent to the incorporation by reference in the registration statements (No. 333-42538, 333-42540, 333-71872, 333-117637, 333-118952, 333-128423, and 333-169657) on Form S-8 of Aspen Technology, Inc. (the "Company") of our report dated August 11, 2016 with respect to the consolidated balance sheets of the Company as of June 30, 2016 and 2015 and the related consolidated statements of operations, comprehensive income, stockholders' (deficit) equity, and cash flows for each of the years in the three-year period ended June 30, 2016, and the effectiveness of internal control over financial reporting as of June 30, 2016, which reports appear in the June 30, 2016 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Boston, Massachusetts.
August 11, 2016